

January 5, 2017

Paul N. Farquhar
Vice President and Chief Financial Officer
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

>   **Re: Sevcon, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 28, 2016**
>   **File No. 001-09789**
>
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed December 29, 2016**
>   **File No. 001-09789**

Dear Mr. Farquhar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and any information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please mark your preliminary form of proxy "Preliminary Copy."

2. Please revise your disclosure to provide a background discussion of the material contacts you have had with Ryan Morris and Meson relating to the current solicitation and the material events relating to the current solicitation, including such facts as the nominating window extension and the reasons for such action.

Proposal 1: To Adopt an Amendment to Sevcon's Amended and Restated Certificate …, page 4

3. If the Board, in determining to adopt this proposal, took into consideration that Mr. Morris would have his term shortened if the proposal was adopted, please make this clear in the disclosure. Please also disclose if the Board determined to take this course of action after receiving notice that Mr. Morris intended to nominate persons as directors.

Proposal 2: If Proposal 1 Is Approved, To Elect Eight Directors, page 5

4. Please clearly state the names of the directors whose terms will be shortened as a result of this proposal.

5. Adoption of this proposal would appear to effect the removal of three directors without apparent cause. Please provide an analysis showing how this is not the case, or how this proposal is otherwise consistent with Article Six of the Company's charter and Section 141(k) of the Delaware General Corporation Law.

6. We note your statement here and under the heading "Proposal 3: If Proposal Is Not Approved, To Elect Five Directors" that "[i]f a nominee should become unavailable for election, the proxies will be voted for another nominee selected by the Board." Please revise this disclosure of the applicable discretionary authority standard to conform to the language of Rule 14a-4(c)(5) of Regulation 14A.

Proposal 5: Advisory Vote Regarding the Executive Officers' Compensation, page 12

7. Please revise this section to include the resolution required by Rule 14a-21(a) and disclose the current frequency of shareholder advisory votes on executive compensation.

Other Business, page 21

8. We note your statement that "[t]he Board of Directors does not know of any business that will come before the meeting except the matters described in the notice. If other business is properly presented for consideration at the meeting, the enclosed proxy authorizes the persons named therein to vote the shares in their discretion." Please revise this disclosure of the applicable discretionary authority standard to make the specific statement required by Rule 14a-4(c)(1) of Regulation 14A.

Definitive Additional Materials on Schedule 14A

General

9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please confirm that you will qualify the following types of statements as your belief in future filings:

Paul N. Farquhar
Sevcon, Inc.
January 5, 2017
Page 3

- "Dissident Director's Aggression Toward the Company is Misguided"

- "Mr. Morris has nominated six individuals in an attempt to take control of your Board, which can only derail the tremendous gains our Company has experienced over the past year."

- "Yet, an overhaul of the Board's composition will only slow the momentum our Company has generated in 2016."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew C. Dallett, Esq.
        Locke Lord LLP